Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 MAY -2 A 11: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AHEL / SEC / SHARES / 2006

13th April, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Steet, N. W.
Washington, D. C.
20549-0302

06012983

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges/Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

Yours faithfully,
for APOLLO HOSPITALS ENTERPRISE LIMITED

S. K. VENKATARAMAN
CHIEFF FINANCIAL OFFICER
AND COMPANY SECRETARY

dlw 5/2

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 31st March 2006

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	14,255,772	28.17
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**14,255,772**	**28.17**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	83,213	0.16
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	802,561	1.59
(c)	Foreign Institutional Investors	15,841,821	31.31
	Sub-Total	**16,727,595**	**33.06**
4	**Others**		
(a)	Private Corporate Bodies	727,532	1.44
(b)	Indian Public	5,294,841	10.46
(c)	NRIs/OCBs	1,300,412	2.57
(d)	Any other		
	(i) Foreign Companies	5,500,000	10.87
	(ii) GDR Depositary (The Bank of New York)	6,792,466	13.42
	Sub-Total	**19,615,251**	**38.77**
	GRAND TOTAL	**50,598,618**	**100**

Note

(I) Total Foreign Shareholdings	29,434,699	58.17

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

Details of persons/entities holding more than 1% of the shares

As on 31st March 2006

Sl. No.	Category	Name	No. of Shares	% of Shares
A.		**PROMOTERS' HOLDING**		
1	**Indian Promoters**			
		Dr. Prathap C Reddy	1,464,593	2.89
		Ms. Sucharitha Reddy	1,729,937	3.42
		Ms. Preetha Reddy	724,670	1.43
		Ms. Shobana Kamineni	1,089,976	2.15
		Ms. Sangita Reddy	1,281,254	2.53
		Mr. Vishweshwar Reddy	788,710	1.56
		PCR Investments Ltd	5,622,774	11.11
	Sub-Total		**12,701,914**	**25.10**
B.		**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**			
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	4.11
		Emerging Markets Growth Fund Inc	1,666,666	3.29
		Smallcap World Fund Inc	1,489,274	2.94
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,250,000	2.47
		Smallcap World Fund Inc	1,053,100	2.08
		Fidelity Select Portfolios Medical Delivery Portfolio	966,565	1.91
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	852,967	1.69
		Morgan Stanley and Co. International Limited A/c Morgan Stanley Dean Witter Mauritius Company Ltd	839,571	1.66
		Capital International Emerging Markets Fund	725,100	1.43
		Robeco Capital Growth Funds	651,200	1.29
	Sub-Total		**11,574,373**	**22.87**
4	**Others**			
d	Foreign Companies	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	10.87
e	GDR Depositary	The Bank of New York	6,792,466	13.42
	Sub-Total		**12,292,466**	**24.29**
		GRAND TOTAL	**36,568,753**	**72.27**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **31st March 2006**

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	**49 I**		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	**49 II**		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	**49 III**	Yes	
IV Disclosures	**49 IV**		
(A) Basis of related party transactions	49 (IV A)	--	Being Complied with
(B) Board Disclosures	49 (IV B)	--	
(a) Disclosure of Accounting Treatment	49 (IV B)	--	Shall be complied in Annual Report 2005-2006
(b) Risk Management	49 (IV B)	--	Compliance is in progress
(C) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	--	shall be complied in Annual Report 2005-2006
(E) Management	49 (IV E)	--	shall be complied in Annual Report 2005-2006
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	**49 V**	--	shall be complied on annual basis
VI Report on Corporate Governance	**49 VI**	Yes	
VII Compliance	**49 VII**	--	shall be complied in Annual Report 2005-2006

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer

AHEL / SEC / 2006

12th April 2006

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051

Dear Sir,

Sub :- Annual Disclosure of shareholding in terms of SEBI (Prohibition of Insider Trading) Regulations 1992 - Reg.

....

With reference to the above subject, please find enclosed the details of annual disclosure of shareholding received from Directors, Officers and Designated Employees in terms of clause 8.1(c) of Company's Code of Conduct for Prevention of Insiders Trading in its securities under SEBI (Prohibition of Insider Trading) Regulations 1992.

This is for your information and records.

Thanking You

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LTD.,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

Encl : a/a

Apollo Hospitals
CHENNAI
touching lives

STATEMENT OF DETAILS OF TRANSACTIONS IN THE SHARES OF THE COMPANY BY DIRECTORS / OFFICERS AND DESIGNATED EMPLOYEES DURING THE YEAR 2005 - 2006

Sl.No	Name	Number of shares held as on 01/04/2005 (A)	Number of shares held as on 31/03/2006 (B)	Changes during the year (B – A)
DIRECTORS				
1.	Dr. Prathap C. Reddy	14,64,593	14,64,593	Nil
2.	Ms. Preetha Reddy	7,24,670	7,24,670	Nil
3.	Ms. Suneeta Reddy	3,96,795	3,96,795	Nil
4.	Ms. Sangita Reddy	12,81,254	12,81,254	Nil
5.	Mr. P. Obul Reddy	5,000	5,000	Nil
6.	Mr. T.M. Joseph	23,200	23,200	Nil
7.	Mr. Habibullah Badsha	5,403	5,403	Nil
8.	Mr. Rafeeque Ahamed	20,000	20,000	Nil
9.	Mr. N. Vaghul	Nil	Nil	Nil
10.	Mr. Deepak Vaidya	Nil	Nil	Nil
11.	Mr. T.K. Balaji	Nil	Nil	Nil
12.	Mr. Rajkumar Menon	Nil	Nil	Nil
13.	Dr. Jennifer Lee	Nil	Nil	Nil
14	Mr. Khairil Anuar Abdullah (*)	N.A	Nil	N.A
15.	Mr. G. Venkatraman (**)	N.A	Nil	N.A
OFFICERS				
1.	Mr. K. Padmanabhan	11	11	Nil
2.	Mr. George Eapen	25	25	Nil
3.	Mr. S.K. Venkataraman	25	25	Nil
4.	Mr. V.C. Krishnan	Nil	Nil	Nil
DESIGNATED EMPLOYEES				
1.	Mr. Dasaratharami Reddy	Nil	Nil	Nil
2.	Mr. V. Venugopal	Nil	Nil	Nil
3.	Mr. L. Lakshmi Narayana Reddy	250	Nil	-250
4.	Mr. Obul Reddy	Nil	Nil	Nil
5.	Mr. Baskar Reddy	Nil	Nil	Nil

(*) Appointed as Director with effect from 25th November 2005
(**) Appointed as Director with effect from 12th December 2005

Note : All the transactions taken place during the year has duly complied with the applicable provisions of Company's code of conduct and Securities Exchange Board of India (SEBI) (Prohibition of Insider Trading) Regulations 1992.

STATEMENT OF DETAILS OF TRANSACTIONS IN THE SHARES OF THE COMPANY BY DEPENDENT FAMILY MEMBERS OF DIRECTORS / OFFICERS AND DESIGNATED EMPLOYEES DURING THE YEAR 2005 - 2006

Sl. No.	Name	No. of shares held as on		Changes (B-A)	Related to
		01/04/2005 (A)	31/03/2006 (B)		
1.	Mrs. Sucharitha Reddy	17,29,937	17,29,937	Nil	Dr. Prathap C. Reddy
2.	Mr. P. Vijaya Kumar Reddy	666	666	Nil	Ms. Preetha Reddy
3.	Mr. Karthik Anand	1,10,300	1,10,300	Nil	Ms. Preetha Reddy
4.	Mr. Harshad Reddy	1,05,100	1,05,100	Nil	Ms. Preetha Reddy
5.	Ms. Sindhoori Reddy	1,30,000	1,30,000	Nil	Ms. Suneeta Reddy
6.	Mr. Adithya Reddy	91,500	91,500	Nil	Ms. Suneeta Reddy
7.	Mr. Visweshwar Reddy	7,88,710	7,88,710	Nil	Ms. Sangita Reddy
8.	Mr. Anandith Reddy	1,15,100	1,15,100	Nil	Ms. Sangita Reddy
9.	Mr. Viswajith Reddy	1,11,150	1,11,150	Nil	Ms. Sangita Reddy
10.	Mr. Viraj Madhav Reddy	84,112	84,112	Nil	Ms. Sangita Reddy
11.	Mrs. Rita Joseph	5,000	5,000	Nil	Mr. T.M. Joseph
12.	Mrs. Shamsia Habibullah Badsha	500	500	Nil	Mr. Habibullah Badsha

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Date : April 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Audited Financial Results for the year 2005-2006.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that we are in the process of finalisation of auditing the accounts for the year ended 31st March 2006 and the audited results will be published on or before 30th June 2006, as per the requirements of the stock exchange listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 MAY -2 A 11: 7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AHEL / SEC / SHARES / 2006

10th April, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Steet, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges/Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully,
for APOLLO HOSPITALS ENTERPRISE LIMITED

LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

April 7, 2006

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 31st March 2006 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgement for transfer, transmission.

LAKSHMMI SUBRAMANIAN & ASSOCIATES CHENNAI - 6.

LAKSHMMI SUBRAMANIAN, B.Com. F.C.S.
CP No. 1087

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273 Fax: 044 - 52142061, Cell: 9841015012, 9841047966
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